UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2009

Commission File Number: 1-13546

__________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 28, 2009, announcing 2009 second quarter and half year revenues and earnings.

PR No.: C2606C

STMicroelectronics Reports 2009 Second Quarter
and First Half Financial Results

•     Revenues of $1,993 million, up 20% sequentially
•     Inventory reduced by $207 million in second quarter, $391 million in first half
•     Net operating cash flow* turned positive to $45 million excluding M&A

Geneva, July 28, 2009 - STMicroelectronics (NYSE: STM) reported financial results for the 2009 second quarter and first half ended June 27, 2009.

“ST’s second quarter results reflect solid progress across several key fronts,” said President and CEO Carlo Bozotti. He then added:

•
“Revenue results of $1.99 billion for the second quarter came in above the high end of our internal planning target range of $1.73 to $1.93 billion, principally driven by stronger-than-expected performance across most market segments including Computer, Automotive, Telecom and Industrial and in China and Asia-Pacific.

•	Bookings steadily increased through the second quarter despite a still uncertain environment.

•
Our strong actions on fab loading to reduce inventory levels have led to a reduction in inventories of almost $400 million in just six months, accelerating inventory turns sequentially to 4.1 turns from 2.9 turns. As expected, these actions have driven our second quarter gross margin to an extraordinary low level.

“It is clear that the global recession has negatively impacted our financial results in the first half of 2009, but it has not slowed our efforts to develop leading-edge products. In the second quarter our pace of innovation continued as we brought to the market many next-generation products including analog controllers and power MOSFETs for power management in computer motherboards, high-voltage MDMesh power MOSFETs for switched-mode power supplies, MEMS gyroscopes, and advanced GPS solutions. Additionally, we ramped-up 55nm technology in ICs for set-top-boxes and, in wireless, we shipped in volume TD-SCDMA devices.”

(*) Net operating cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Second Quarter Review

ST’s net revenues for the second quarter of 2009 total $1,993 million and include the complete integration of the former Ericsson Mobile Platforms business into ST-Ericsson and $18 million from the licensing of technology. Net revenues increased 20% sequentially reflecting an increase in demand across ST’s served market segments, as well as in all regions, with particular strength in China and Asia Pacific. Net revenues declined in comparison to the year-ago quarter in all market segments except Telecom, and in all regions except Asia Pacific, due to business conditions.

Net Revenues By Market Segment / Channel (a) (In %)	Q2 2009	Q1 2009	Q2 2008
Market Segment / Channel:
Automotive	12%	12%	16%
Computer	13%	11%	12%
Consumer	11%	14%	14%
Industrial & Other	8%	8%	10%
Telecom	41%	43%	29%
Total OEM	85%	88%	81%
Distribution	15%	12%	19%
(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, all market segments posted growth with Computer increasing by 36%, Automotive by 19%, Telecom by 14%, Industrial by 7% and Consumer by 1%. Distribution registered the strongest sequential improvement by 44% reflecting the better alignment of inventory to current demand levels and improving market conditions. In comparison to the year-ago quarter, performance was led by the 17% growth of Telecom driven by the NXP Wireless and ST-Ericsson wireless transactions. All other market segments decreased in the year-ago period with Computer down by 13%, Consumer by 33%, Industrial by 37%, and Automotive by 38%. Distribution decreased 36% reflecting a destocking of the channel and weak industry conditions.

Gross margin in the second quarter of 2009 was 26.1%, in-line with the first quarter of 2009 gross margin of 26.3%. As anticipated, ST’s second quarter gross margin was at an extraordinary low level due to significant unused capacity charges, inefficiencies related to manufacturing operations and a negative mix impact driven by the market demand in certain geographies, in particular, China. In comparison to the year-ago period, lower manufacturing efficiencies, volumes and price more than offset the improved contribution of product mix, the positive effects from currency, licensing ST’s technology and the inclusion of the wireless transactions.

In the 2009 second quarter, combined SG&A and R&D expenses were $896 million compared to $837 million in the prior quarter and $751 million in the year-ago quarter. As anticipated, combined SG&A and R&D expenses in the second quarter increased sequentially due to the integration of one additional month of the former Ericsson Mobile Platforms business into ST-Ericsson and a higher number of days in the second quarter, but were partially offset by ongoing cost reduction programs.

During the second quarter, the Company’s cost realignment initiatives were focused on completing the phase-out of wafer manufacturing operations in Carrollton, Texas, the ongoing reduction in workforce programs and the announced cost reduction actions at ST-Ericsson. In conjunction with these efforts, ST posted second quarter restructuring and impairment charges of $86 million compared to $56 million and $185 million in the first quarter of 2009 and year-ago period, respectively.

Revenue and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment. Given the unusually high amount of unused capacity charges in the first and second quarters of 2009, the charges are reflected in the segment “Others” in the respective quarters.

Operating Segment (In Million US$ and %)	Q2 2009 Net Revenues	Q2 2009 Operating Income (Loss)	Q1 2009 Net Revenues	Q1 2009 Operating Income (Loss)	Q2 2008 Net Revenues	Q2 2008 Operating Income (Loss)
ACCI	722	(77)	627	(35)	1,101	35
IMS	595	(16)	499	12	865	132
Wireless (a)	650	(126)	518	(107)	410	0
Others (b)(c)	26	(209)	16	(263)	15	(193)
TOTAL	1,993	(428)	1,660	(393)	2,391	(26)

ACCI’s (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) second quarter net revenues increased 15% sequentially to $722 million. ACCI’s second quarter operating loss was $77 million, compared to a loss of $35 million in the first quarter period.

IMS’ (Industrial and Multisegment Product Sector) second quarter net revenues increased 19% on a sequential basis. IMS registered in the second quarter an operating loss of $16 million, compared to an operating profit of $12 million in the first quarter.

Wireless net revenues increased 25% sequentially to $650 million. For the second quarter of 2009, Wireless net revenues results reflected the complete integration of the former Ericsson Mobile Platforms business into ST-Ericsson. Net sales growth in the second quarter was higher than normal seasonal patterns mainly due to increased demand in China, driven by TD-SCDMA, and in the rest of Asia-Pacific and to the alignment of inventory to demand levels across the handset supply chain.

Wireless operating results in the second quarter of 2009 exclude $22 million in restructuring charges, as consolidated by ST. Net income attributable to noncontrolling interest of $109 million, including restructuring charges, mainly related to the ST-Ericsson joint venture, is posted below operating results in the Company’s Consolidated Income Statement.

For additional information on ST-Ericsson, see www.stericsson.com

ST’s operating-segment losses in the second quarter were mainly due to a negative mix impact driven by the market demand in certain geographies, in particular, China.

In respect to the previously disclosed portfolio of unauthorized asset-backed securities, the Company continues to update its accounting valuations, which results in other-than-temporary impairment charges that will be reversed upon collection of the related award from the Financial Industry Regulatory Authority ordering Credit Suisse LLC (USA) to pay ST an amount of approximately $406 million plus interest. To collect, the Company is seeking an enforcement order from the Federal Court in the Southern District of New York.

(a) As of February 3, 2009, “Wireless” includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” include revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.“Others” includes $121 million and $139 million of unused capacity charges in the 2009 second and first quarters, respectively, and $86 million, $56 million and $185 million of impairment and restructuring charges in the 2009 second and first quarters and year-ago period, respectively.

In the second quarter of 2009, ST’s loss on equity investments was $49 million including a non-cash charge of $37 million that represents ST’s proportional share of the loss reported by Numonyx in its first quarter of 2009. As of June 27, 2009, Numonyx held approximately $480 million in cash on its balance sheet.

For the 2009 second quarter ST reported a net loss of $318 million, or $-0.36 per share, compared to a net loss of $541 million and $47 million in the prior quarter and year-ago period, respectively.

For the 2009 second quarter, the effective average exchange rate for the Company was approximately $1.34 to €1.00 compared to $1.33 to €1.00 for the 2009 first quarter and $1.55 to €1.00 for the 2008 second quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow*, excluding M&A transactions, was $45 million for the second quarter of 2009 compared to $-139 million in the prior quarter and $128 million in the year-ago quarter.

Capital expenditures were down to $74 million during the second quarter of 2009, compared to $89 million in the prior quarter and $272 million in the year-ago quarter.

Inventory was $1.45 billion at quarter end, down from $1.66 billion at March 28, 2009 and $1.84 billion at December 31, 2008. The decrease in the inventory was attributable to sharply reduced fab loadings and an increase in sales. Inventory turns in the second quarter improved to 4.1 turns compared to 2.9 turns sequentially and 3.8 turns in the year-ago quarter.

At June 27, 2009, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.9 billion. Excluding cash and cash equivalents and marketable securities of $320 million related to ST-Ericsson, a $250 million restricted cash deposit as collateral for the Hynix-Numonyx loan and $170 million of non-current securities the Company’s liquidity totals $2.1 billion. Total debt was $2.66 billion. ST’s net financial position* was net cash of $205 million compared to a net debt position of $545 million as of December 31, 2008. Total equity was $8.67 billion, including noncontrolling interest of $1.32 billion.

First Half 2009 Results

Net revenues for the first half of 2009 decreased 25% over the year-ago period due to weak industry conditions that more than offset the net impact of M&A transactions.

Gross margin was 26.2% of net revenues, compared to 36.5% of net revenues for the 2008 first half, reflecting significantly lower volumes and operating inefficiencies due to weak industry conditions. Net loss, as reported, was $860 million in the first half of 2009, or $-0.98 per share, compared to a net loss of $131 million, or $-0.15 per share in the first half of 2008.

On a year-over-year basis, the US dollar strengthened by approximately 12% as the effective average exchange rate for the Company was approximately $1.33 to €1.00 for the first half of 2009, compared to $1.51 to €1.00 for the first half of 2008.

(*) Net operating cash flow and net financial position are non-U.S. GAAP measures. For additional information please refer to Attachment A.

First Half 2009 Revenue and Operating Results by Product Segment

In Million US$ and %	First Half 2009		First Half 2008
Product Segment	Net Revenues	Operating income (Loss)	Net Revenues	Operating income (Loss)
ACCI	1,349	(112)	2,146	60
IMS	1,093	(5)	1,637	227
Wireless	1,169	(232)	758	(10)
FMG (Flash Memories Group)	NA	NA	299	16
Others	42	(472)	29	(407)
TOTAL	3,653	(821)	4,869	(114)

Business Outlook

Mr. Bozotti stated, “As we enter the third quarter, we are encouraged as our backlog, including frame orders, is higher than it was when we entered the second quarter of 2009. Based on current booking activity and visibility, we expect to register solid sequential revenue growth in all market segments and geographies. Additionally, we expect our gross margin to increase sequentially due to partially recovered operating efficiencies, an increase in fab utilization to about 75%, still leading to some further reduction in inventory, and an improved product mix. Early booking indicators for the fourth quarter are positive, but the global economic situation is still uncertain and we remain vigilant and prepared to adjust our manufacturing loading to meet changing demand.

“Finally, we are driving down the Company’s break-even point through the previously announced one billion dollar savings and productivity plan. This broad-reaching plan encompasses manufacturing, the rationalization of sites, and capturing synergies in wireless. We are in-line with our plan to lower costs by $750 million in 2009 and expect a majority of those savings to be realized in the second half of 2009.”

For the third quarter of 2009, ST expects:

•	Revenue: $2.07 billion to $2.27 billion, up sequentially between about 4% to 14%
•	Gross margin: 31%, plus or minus two percentage points

This outlook is based on an assumed effective currency exchange rate of approximately $1.37 = €1.00 for the 2009 third quarter, which reflects an assumed exchange rate (about $1.41 = €1.00)  combined with the impact of existing hedging contracts (hedged rate: $1.33 = €1.00) .

Key Information on Consolidation / Deconsolidation

ST completed the deconsolidation of its Flash Memory Group (FMG) segment and took an equity interest in Numonyx on March 30, 2008, which is reported under the equity method of valuation with a one quarter lag in reporting.

ST-NXP Wireless, a joint venture initially owned 80% by ST, began operations on August 2, 2008 and was fully consolidated into ST’s operating results. On February 1, 2009 and prior to the closing of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson, ST exercised its option to buy out NXP’s 20% ownership stake of ST-NXP Wireless.

ST-Ericsson, a joint venture owned 50% by ST, began operations on February 3, 2009 and is consolidated into ST’s operating results as of that date. ST-Ericsson is led by a development and marketing company and is consolidated by ST. A separate platform design company providing platform designs mostly to the development and marketing company is accounted for by ST using the equity method.

Recent Corporate Developments

On May 20, ST announced that all of the proposed resolutions were approved at the Company's Annual General Meeting (AGM), which was held in Amsterdam, the Netherlands, on May 20, 2009.

The main resolutions, proposed by the Supervisory Board, and approved by shareholders were:

•	Approval of the Company's 2008 statutory accounts reported in accordance with International Financial Reporting Standards (IFRS);
•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, of the following members of the Supervisory Board: Mr. Doug Dunn and Mr. Didier Lamouche; and
•	The distribution of a cash dividend of US$0.12 per share, to be paid in four equal quarterly installments.

On June 25, ST announced the publication of the Company's 2008 Corporate Responsibility Report. The report, which covers all of ST's activities and sites in 2008, contains detailed indicators of the Company's performance across the full range of Social, Environmental, Health & Safety, and Corporate Governance issues and reaffirms ST's long-established commitment to serving its stakeholders with integrity, transparency and excellence.

Q2 2009 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)
Product Highlights

•
In automotive powertrain and safety applications, ST gained two design wins for collision-warning applications, including a 26GHz transceiver kit from a major European OEM and a radar-companion ASIC from a major American OEM. ST also collected another design win for its video processor family, developed in cooperation with Mobileye. ST saw further success in China with two important design wins for Power-architecture-based chipsets: the first for a powertrain chipset and a smart-power kit for a 4-cylinder application from a fast-growing car maker; and the second for an automatic transmission controller chipset and smart-power kit for a major car maker.

•
In car-body applications, ST achieved several design wins including intelligent power switches for front- and rear-light modules from an important tier-one OEM in Europe and various wins for body-control modules in China and India. Additionally, leading European car makers have awarded contracts to two of ST’s automotive OEM customers for platforms based on ST’s chipset for door modules and body-control modules.

•
In car multimedia, ST received a design win from a major OEM in Japan for a new car-radio audio processor, with production expected to start in Q3 2010. An ST audio power IC was also selected by a major Japanese OEM for a leading Japanese car maker. Additionally, ST received its first orders for a new highly integrated AM/FM tuner IC from several car radio makers in China.

•
In set-top-boxes (STBs), ST gained design wins in multiple markets, most significantly for two new deployments for IPTV platforms in Europe. For cable, ST gained a major high-definition PVR (Personal Video Recorder) design win from a major European cable operator. Also, ST’s latest single-chip cable-STB decoder is now in volume manufacturing for several operators in China. For satellite, ST gained multiple design wins and production starts for standard- and high-definition STB deployment in regions such as Mexico, the Middle East and the Caribbean.

•
In digital TV applications, ST increased its penetration in flat-panel TVs with major design wins for a video-display processor from tier-one OEMs. And in monitors, ST’s highly-integrated premium monitor scaler gained two design wins from leading OEMs. Additionally, ST’s DisplayPort-to-VGA Converter product, which enables seamless connectivity between legacy VGA monitors and projectors with DisplayPort-based PCs and notebooks, gained design wins with three tier-one OEMs. Volume ramp-up is expected in Q3 09 for all these TV and monitor design wins.

•
In consumer audio, ST expanded its market share for ‘Sound Terminal’ products, based on its FFX digital amplification IP, with significant design wins in TV applications at OEMs in China and Taiwan. ST’s FFX-based audio products also hit cumulative shipments of 5 million units in 2009.

•
In imaging, ST announced its cooperation with Soitec for the development of wafer-level backside-illumination (BSI) technology on 300mm wafers for next-generation CMOS image sensors in consumer products.

•
In computer peripherals, ST gained a design win from a leading hard-disk-drive manufacturer for a next-generation motor-controller IC, manufactured in ST’s proprietary BCD process, for mobile applications.

Industrial and Multi-Segment (IMS) Product Highlights

•
In microcontrollers, ST announced an ultra-low-power technology platform for developing a range of 8- and 32-bit microcontrollers. The platform will enable future generations of electronic products to consume less power, meet evolving energy-efficiency standards, and operate significantly longer from their batteries.

•
In RFID applications, ST’s robust SRT512 chip was used in an RFID-based system for re-usable single-journey ticketing in mass transportation; the system has recently gone live on the Seoul Subway in South Korea.

•	In non-volatile memories, ST was first to market with 512-Kbit EEPROMs offering SPI and I2C interfaces in an MLP2x3 package.

•
In MEMS (Micro Electro-Mechanical Systems), ST introduced a new family of single- and multi-axis MEMS gyroscopes that deliver superior performance and reliability for angular-motion detection in human-machine interface applications, personal- and car-navigation systems, and image stabilization for digital still and video cameras.

•
ST also gained several key design wins for its motion-sensing MEMS accelerometers from world-leading consumer companies for next-generation mobile products, including MP3 players, smart phones and digital still cameras. In addition, ST launched the world’s thinnest three-axis digital MEMS accelerometer, which is only 0.75mm high and shares the 3x5mm footprint of other devices in ST’s Piccolo MEMS family for use in ultra-space-saving product designs.

•
In energy solutions, ST announced a commercial agreement with Front-Edge Technology, a leading developer of next-generation rechargeable batteries. This agreement enables ST to bring ultra-thin lithium battery technology to a range of markets and applications.

•
In filtering and protection ICs, ST leveraged its IPAD™ (Integrated Passive and Active Devices) technology with new deep-attenuation EMI filters and ESD protection devices dedicated to audio interfaces in slim mobile equipment and accessories such as headsets. ST also introduced integrated devices to protect Power-over-Ethernet (PoE and PoE+) power source equipment in telecom and industrial applications, providing space saving of 50% compared to standard solutions.

•
In power conversion ICs, ST announced the VIPerPlus family of off-line SMPS (switched-mode power supply) converters, forming a broad family of AC-DC converters that minimize both standby power consumption and the number of external components required, while enabling easy compliance with Blue Angel, Energy Star and other low-power standards and directives. In addition, an ultra-high-efficiency power management IC from ST was chosen for use by a major set-top-box maker for a next-generation PVR.

•
In power MOSFETs, ST introduced a new family based on its SuperMESH™ technology combining higher voltage capability, greater ruggedness, and lower losses than previous devices. The family is suited for use in high-efficiency power supplies for products such as LCD monitors, televisions and energy-saving lamp ballasts. ST also gained its first design-in for its MDmesh™ V MOSFET technology for a high-end power-conversion application, along with a number of design wins in computer power-management systems.

•
Also in power applications, ST gained important design wins for DC-DC converters and voltage-regulator ICs from leading brands for a range of applications including set-top boxes and netbooks. ST gained several design wins in Bipolar, IGBT and RF power transistors, for applications including mobile-phone power management from a leading handset maker, with key OEMs in automotive, and also for several industrial applications.

•
In advanced analog, ST achieved many design wins in mobile computing applications, including a key win for its ‘S-Touch’ touch-sensor controller IC with a world leader in PCs. Also in analog, ST gained multiple design wins for its linear devices, in addition to launching three new families of precision op-amps targeting low-power and portable products with power-saving features, aimed at applications including portable medical equipment, instrumentation and sensor interfaces.

ST-Ericsson Highlights

•
In May, ST-Ericsson announced a strategic partnership with China Mobile to drive development of both high-end and low-cost handsets, based on 3G standard TD-SCDMA. ST-Ericsson will also support four of its customers to commercialize their mobile phones during 2009-2010.

•	In June, the company strengthened its partnership with Samsung by providing an innovative platform for its first high-end TD-SCDMA/EDGE device for China’s mobile broadband market.

•
The company also announced mass production of its highly integrated RF transceiver solution to reduce cost and system footprint in 3G handsets. ST-Ericsson’s Aero4228 solution eliminates the need for expensive external filter components typically required to complete today’s mobile handset designs.

All of STMicroelectronics’ press releases are available at www.st.com/stonline/press/news/latest.htm. All of ST-Ericsson’s press releases are available at http://www.stericsson.com/press/press_releases.jsp.

IPAD, MDmesh and SuperMESH are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Effect of the current economic downturn on demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs, as well as the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of ST-Ericsson in the current difficult economic environment;

•
we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash-memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debts. Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars as well as our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability, in an intensively competitive environment, to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities ,economic turmoil, as well as natural events such as severe weather, health risks, epidemics (including the potential impact of swine flu on our operations or those of our customers) or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC on May 13, 2009. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, including our Form 20-F, could have a material adverse effect on our business and/or financial condition.

STMicroelectronics Conference Call and Webcast Information
The management of STMicroelectronics will conduct a conference call and webcast on July 29, 2009 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the second quarter of 2009.
The conference call and webcast will be available via the Internet by accessing:  http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until August 7, 2009.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

(tables attached)
For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

Attachment A
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges) and related tax effects.

Adjusted net earnings and earnings per share are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges), other-than-temporary impairment (OTTI) charges on financial assets, and impairment related to equity investments, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profitability from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s most recent results of operations against investor and analyst financial models.

Q2 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	520	(428)	(318)	(0.36)
Impairment & Restructuring attributable to parent Company’s shareholders		74	74
Other-Than-Temporary-Impairment			13
Numonyx Impairment
Estimated Income Tax Effect			(12)
Non-U.S GAAP		(354)	(243)	(0.28)

Q1 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	437	(393)	(541)	(0.62)
Impairment & Restructuring		56	56
Other-Than-Temporary-Impairment			58
Numonyx Impairment			200
Estimated Income Tax Effect			(40)
Non-U.S GAAP		(337)	(267)	(0.31)

Q2 2008 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	880	(26)	(47)	(0.05)
Impairment & Restructuring		185	185
Other-Than-Temporary-Impairment			39
Estimated Income Tax Effect			(13)
Non-U.S GAAP		159	164	0.18
(more)

(Attachment A – continued)

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q2 2009	Q1 2009	Q2 2008
Net cash from (used in) operating activities	156	(14)	416
Net cash from (used in) investing activities	111	671	(128)
Payment for purchases of / proceeds from sale of marketable securities, short-term deposits and restricted cash, net	(251)	349	(160)
Net operating cash flow	16	1,006	128
Net operating cash flow (ex M&A)	45	(139)	128

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	Q2 2009	Q1 2009	Q2 2008
Cash and cash equivalents, net of bank overdrafts	1,685	1,477	2,136
Marketable securities, current	759	988	898
Restricted cash	250	250	250
Marketable securities, non-current	170	184	300
Total financial resources	2,864	2,899	3,584
Current portion of long-term debt	(174)	(159)	(153)
Long-term debt	(2,485)	(2,486)	(2,313)
Total financial debt	(2,659)	(2,645)	(2,466)
Net financial position	205	254	1,118

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 27,	June 28,
	2009	2008

Net sales	1,970	2,379
Other revenues	23	12
NET REVENUES	1,993	2,391
Cost of sales	(1,473)	(1,511)
GROSS PROFIT	520	880
Selling, general and administrative	(286)	(281)
Research and development	(610)	(470)
Other income and expenses, net	34	30
Impairment, restructuring charges and other related closure costs	(86)	(185)
Total Operating Expenses	(948)	(906)
OPERATING LOSS	(428)	(26)
Oher-than-temporary impairment charge on financial assets	(13)	(39)
Interest income, net	1	19
Loss on equity investments	(49)	(5)
LOSS BEFORE INCOME TAXES	(489)	(51)
AND NONCONTROLLING INTEREST
Income tax benefit	62	5
LOSS BEFORE NONCONTROLLING INTEREST	(427)	(46)
Net loss (income) attributable to noncontrolling interest	109	(1)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(318)	(47)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.36)	(0.05)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.36)	(0.05)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	876.6	900.5
LOSS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 27,	June 28,
	2009	2008

Net sales	3,627	4,841
Other revenues	26	28
NET REVENUES	3,653	4,869
Cost of sales	(2,696)	(3,090)
GROSS PROFIT	957	1,779
Selling, general and administrative	(566)	(585)
Research and development	(1,168)	(978)
Other income and expenses, net	98	39
Impairment, restructuring charges and other related closure costs	(142)	(369)
Total Operating Expenses	(1,778)	(1,893)
OPERATING LOSS	(821)	(114)
Oher-than-temporary impairment charge on financial assets	(72)	(69)
Interest income, net	2	40
Loss on equity investments	(281)	(5)
Loss on sale of financial assets	(8)	-
LOSS BEFORE INCOME TAXES	(1,180)	(148)
AND NONCONTROLLING INTEREST
Income tax benefit	157	19
LOSS BEFORE NONCONTROLLING INTEREST	(1,023)	(129)
Net loss (income) attributable to noncontrolling interest	163	(2)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(860)	(131)

LOSS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.98)	(0.15)
LOSS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	(0.98)	(0.15)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	875.5	900.1
LOSS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 27,	March 28,	December 31,
In million of U.S. dollars	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,685	1,480	1,009
Marketable securities	759	988	651
Trade accounts receivable, net	1,228	1,101	1,064
Inventories, net	1,449	1,656	1,840
Deferred tax assets	298	248	252
Assets held for sale	32	0	0
Other receivables and assets	1,051	896	685
Total current assets	6,502	6,369	5,501

Goodwill	1,108	1,121	958
Other intangible assets, net	878	894	863
Property, plant and equipment, net	4,247	4,341	4,739
Long-term deferred tax assets	339	319	373
Equity investments	328	376	510
Restricted cash	250	250	250
Non-current marketable securities	170	184	242
Other investments and other non-current assets	388	337	477
	7,708	7,822	8,412
Total assets	14,210	14,191	13,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	0	3	20
Current portion of long-term debt	174	159	123
Trade accounts payable	873	707	847
Other payables and accrued liabilities	1,014	1,037	996
Dividends payable to shareholders	79	0	79
Deferred tax liabilities	51	30	28
Accrued income tax	131	121	125
Total current liabilities	2,322	2,057	2,218

Long-term debt	2,485	2,486	2,554
Reserve for pension and termination indemnities	336	313	332
Long-term deferred tax liabilities	24	26	27
Other non-current liabilities	377	355	350
	3,222	3,180	3,263
Total liabilities	5,544	5,237	5,481
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,292,739 shares outstanding)
Capital surplus	2,464	2,455	2,324
Accumulated result	2,995	3,521	4,064
Accumulated other comprehensive income	1,108	890	1,094
Treasury stock	(378)	(480)	(482)
Total parent company shareholders' equity	7,345	7,542	8,156
Noncontrolling interest	1,321	1,412	276
Total equity	8,666	8,954	8,432
Total liabilities and equity	14,210	14,191	13,913

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 29, 2009	By:	/s/ CARLO FERRO

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer